Exhibit 3.1

BY-LAW AMENDMENT

ARTICLE II of the Bylaws of Golden Enterprises, Inc.is amended by restating Section 11 in its entirety as follows:

“Section 11. Whenever the vote of stockholders at a meeting thereof is required or permitted to be taken for or in connection with any corporate action or by any provision of the statutes, the meeting of stockholders may be dispensed with if the stockholders having not less than the minimum percentage of the total vote required by statute or by the Corporation’s certificate of incorporation for the proposed action shall have consented in writing to such corporate action being taken, and provided that prompt notice of the taking of the action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing, as provided by statute.”

ARTICLE VIII of the By-laws of Golden Enterprises, Inc. is hereby amended to add a new Section 7, as set forth below:

“Section 7. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the corporation or the corporation's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, the certificate of incorporation or the by-laws of the Corporation or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.”